Exhibit 12.1

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2017
EARNINGS (LOSS):
Income (loss) before income taxes and cumulative effect of accounting change	$(974)	$1,442	$3,200	$(19,098)	$(4,589)	$638
Interest expense(a)	142	207	172	322	275	186
Loss on investment in equity investees in excess of distributed earnings	108	219	75	96	8	—
Amortization of capitalized interest	402	440	438	483	729	240
Loan cost amortization	43	37	32	31	24	12
Earnings (Loss)	$(279)	$2,345	$3,917	$(18,166)	$(3,553)	$1,076
FIXED CHARGES:
Interest Expense	$142	$207	$172	$322	$275	$186
Capitalized interest	976	815	604	410	242	97
Loan cost amortization	43	37	32	31	24	12
Fixed Charges	$1,161	$1,059	$808	$763	$541	$295
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$171	$171	$171	$171	$97	$39
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.64	1.61	1.56	1.30	1.04	1.00
Preferred Dividends	$280	$275	$266	$222	$101	$39
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1,441	$1,334	$1,074	$985	$642	$334
RATIO OF EARNINGS TO FIXED CHARGES	(0.2)	2.2	4.8	(23.8)	(6.6)	3.6
INSUFFICIENT COVERAGE	$1,440	$—	$—	$18,929	$4,094	$—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	(0.2)	1.8	3.6	(18.4)	(5.5)	3.2
INSUFFICIENT COVERAGE	$1,720	$—	$—	$19,151	$4,195	$—
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(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.